UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission File Number 0-16211

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DENTSPLY International Inc. 401(k) Savings Plan

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENTSPLY International Inc. 221 West Philadelphia Street, York, Pennsylvania 17401-2991

REQUIRED INFORMATION

1. Financial Statements:

     The following financial information, including the Report of Independent Registered Public Accounting Firm thereon of the DENTSPLY International Inc. 401(k) Savings Plan is submitted herewith:

     Statements of Net Assets Available for Benefits at December 31, 2015 and 2014.

     Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014.

     Supplemental Schedule of Assets (Held at End of Year) at December 31, 2015.

2. Exhibits:

     The following exhibits are submitted herewith:

   Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DENTSPLY International Inc.
401(k) Savings Plan

	By:	/s/ Ulrich Michel
Ulrich Michel
Executive Vice President and Chief Financial Officer

Date: June 15, 2016

DENTSPLY International Inc. 401(k) Savings Plan
Table of Contents
December 31, 2015 and 2014

Page

Report of Independent Registered Public Accounting Firm	4

Financial Statements
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

Supplementary Schedule
Schedule of Assets (Held at End of Year)	13

Report of Independent Registered Public Accounting Firm
Trustees, Employee Retirement Committee, and Participants
DENTSPLY International Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of DENTSPLY International Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

York, Pennsylvania
June 15, 2016

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014
	2015	2014
Assets
Cash and Cash Equivalents	$6,100	$1,671
Investments, at Fair Value:
Shares of Registered Investment Companies,
Mutual Funds	224,437,627	220,381,038
Shares of Common Trust,
TRP Stable Value Fund	13,876,776	13,856,793
Common Stock,
DENTSPLY International Inc. Common Stock	18,415,186	17,012,047

Total Investments	256,729,589	251,249,878

Receivables:
Employer Contribution	6,613,884	6,536,260
Participant Contributions	648,600	—
Notes Receivable from Participants	6,810,749	6,438,292

Total Receivables	14,073,233	12,974,552

Total Assets	270,808,922	264,226,101

Liabilities	—	—

Net Assets Reflecting Investments at Fair Value	270,808,922	264,226,101

Net Assets Available for Benefits	$270,808,922	$264,226,101

See Notes to Financial Statements.

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014
	2015	2014
Additions
Investment Income
Net (Depreciation) Appreciation in Fair Value of Investments	$(5,659,933)	$4,806,375
Interest and Dividends	12,023,405	11,063,800

Total Investment Income	6,363,472	15,870,175

Interest Income on Notes Receivables from Participants	263,171	262,111

Contributions
Employer	6,613,884	6,536,260
Participants	15,123,959	14,029,013
Participant Rollovers	1,332,914	2,855,250
Total Contributions	23,070,757	23,420,523

Total Additions	29,697,400	39,552,809

Deductions
Benefits Paid to Participants	(23,091,295)	(16,613,166)

Administrative Expenses	(23,284)	(25,024)

Total Deductions	(23,114,579)	(16,638,190)

Net Increase in Net Assets Available for Benefits	6,582,821	22,914,619

Net Assets Available for Benefits - Beginning of Year	264,226,101	241,311,482

Net Assets Available for Benefits - End of Year	$270,808,922	$264,226,101

See Notes to Financial Statements.

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the DENTSPLY International Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a contributory defined contribution plan covering all permanent full and part-time employees of DENTSPLY International Inc. (the “Company”) and its wholly-owned subsidiaries in the United States who are employed in or on temporary assignment outside the United States. The Plan was established January 1, 1992, and amended, subsequently, several times. On January 1, 2014, the Plan was restated to include all amendments.The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration
The Plan is administered by the Retirement Program Committee (the “Committee”). At December 31, 2015 and 2014, T. Rowe Price Trust Company (“TRP”) was under a contract as the trustee (the “Trustee”) and custodian of the Plan’s assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. At December 31, 2015 and 2014, TRP was the record keeper of the Plan.

Participation
An employee may become a participant in the Plan as soon as administratively feasible following their employment date. If the employee does not make an affirmative or negative election to participate, they will be automatically enrolled in the Plan. The Company may at times automatically increase participant’s deferral percentages by performing an “auto boost” on the entire participant population or on certain population segments to encourage participation in the Plan.

Contributions and Forfeitures
Each year, participants may make pre-tax and post-tax (Roth) contributions up to 100% of their annual compensation, as defined by the Plan, in multiples of 1% except for certain highly compensated participants who are subject to limitations. Participants that are automatically enrolled in the Plan will be deemed to have elected a salary deferral contribution of 3%. Participants may change their deferral election at any time throughout the year as defined in the Plan document. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The Company does not make matching contributions to the Plan. Effective for the 2006 plan year and beyond, the Company, at the discretion of the Board of Directors, may make a non-elective contribution to eligible participants. Contributions are recognized in the period when earned as determined by the Company’s Board of Directors. During 2015 and 2014, the Company’s discretionary non-elective contribution amounted to $6,613,884 and $6,536,260, respectively. Forfeitures are used to reduce the discretionary Company contribution. At December 31, 2015 and 2014, forfeited non-elective contributions amounted to $236,178 and $300,871, respectively. These forfeitures were used to reduce the 2015 and 2014 non-elective contributions that are recorded as receivables to the Plan at year end and were paid in 2016 and 2015, respectively.

The participants may direct their contributions into several different investment options. If a participant fails to provide such direction, including those participants automatically enrolled in the Plan, contributions are invested in the target maturity fund appropriate for the participant’s expected normal retirement age. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

The Company may amend or revoke a participant’s deferral election if the Company determines that such revocation or amendment is necessary to ensure that a participant's annual addition for any plan year will not exceed the limitation of Section 5.6(b) of the Plan document, or to ensure that the actual deferral percentage nondiscrimination test is met for such plan year.

Participant Accounts

Each participant's account is credited with the participant’s contributions, employer contributions including forfeitures and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets) and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and earnings thereon. If participants cease participation, other than by retirement, disability, or death, the vested interest in non-elective contributions to their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested

Less than 2 years	—%
2	20%
3	40%
4	60%
5	80%
6 years and after	100%

Payment of Benefits

Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination or permanent disability. Participants may elect to receive benefits in either a lump-sum payment or periodic installments as defined by the provisions of the Plan. Assets may be withdrawn by participants in the case of personal financial hardship upon approval of the Plan Administrator.

Notes Receivable from Participants

Participants may borrow from their accounts the lesser of $50,000 or 50% of their vested account balance (subject to a $1,000 minimum loan balance). Participants are charged a $50 fee for loans, which is paid directly from their account. Loan terms may not exceed five years, except for loans to facilitate the purchase of a primary residence. The loans bear interest at rates that range from 4.00% to 9.25% at December 31, 2015, which are commensurate with prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions. Participants may not have more than two loans outstanding at the same time. Loans are secured by the balance in the participant’s account. Access to Company Non-Elective Contribution balances is subject to the financial hardship conditions required under the hardship withdrawal provisions of the Plan.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. The loan default period is equal to the IRS maximum of 90 days, which is the end of the calendar quarter following the quarter in which the payment was missed. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.

Administrative Costs

Certain administrative costs of maintaining the Plan are absorbed by the Company and are excluded from these financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, Fair Value Measurements, for additional details.

Purchases and sales of securities are recorded on a trade-date basis. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the years. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value practical expedient in Accounting Standards Codification 820. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015 (non-public for fiscal years beginning after December 15, 2016) with early adoption permitted. Management has elected to early adopt the provisions of this new standard. Accordingly, the standard was retrospectively applied.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III of the update permits plans to measure investments and investment-related accounts (e.g., a liability for a pending trade with a broker) as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The amendments within Parts I and II require retrospective application. Management has elected to early adopt the provisions of Parts I and II of this new standard. Accordingly, these provisions were retrospectively applied.

NOTE 3 - FAIR VALUE MEASUREMENT

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under authoritative guidance are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observables and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Investments in cash and cash equivalents are stated at cost, which approximates fair value.
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily quoted net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded.
The common trust fund is valued at the NAV of the collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2015 and 2014:

	Assets at Fair Value at December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual Funds	$224,437,627	—	—	$224,437,627
Common Stock	18,415,186	—	—	18,415,186

Total assets in the fair value hierarchy	242,852,813	—	—	242,852,813

Investment measured at net asset value (a)	—	—	—	13,876,776

				$256,729,589

	Assets at Fair Value at December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual Funds	$220,381,038	—	—	$220,381,038
Common Stock	17,012,047	—	—	17,012,047

Total assets in the fair value hierarchy	237,393,085	—	—	237,393,085

Investment measured at net asset value (a)	—	—	—	13,856,793

				$251,249,878
(a) In accordance with Accounting Standards Codification Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of their fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

For years ended December 31, 2015 and 2014, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

Investments Measured using NAV per share Practical Expedient

The following table summarizes investments measured at fair value using NAV per share at December 31, 2015 and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Common Trust
Stable Value Fund	13,876,776	N/A	Daily	30 days
N/A - Not applicable

	December 31, 2014
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Common Trust
Stable Value Fund	13,856,793	N/A	Daily	30 days
N/A - Not applicable

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5 - INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated June 26, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan Administrator and the Plan’s advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe the Plan was qualified and the related trust was tax-exempt at the financial statement date.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - RELATED PARTY TRANSACTIONS

During 2015 and 2014, certain plan investments were shares of registered investment companies and a common trust managed by T. Rowe Price Trust Company, the Trustee of the Plan. In addition, the Plan offers an investment in DENTSPLY International Inc. common stock. The transactions in these investments are party-in-interest transactions which are exempt from prohibited transaction rules of ERISA. Additionally, the Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Purchases made by the Plan for the investment in the Company’s common stock amounted to $1,665,348 and $1,839,822 for the years ended December 31, 2015 and 2014, respectively. Sales made by the Plan for the investment in the Company’s common stock amounted to $2,572,253 and $3,308,292 for the years ended December 31, 2015 and 2014, respectively.

At December 31, 2015, the Plan held approximately 302,632 shares of DENTSPLY International Inc. common stock at a per share price of $60.85. At December 31, 2014, the Plan held approximately 319,355 shares of DENTSPLY International Inc. common stock at a per share price of $53.27.

NOTE 7 - RISKS AND UNCERTAINTIES

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

DENTSPLY International Inc. 401(k) Savings Plan
Employer Identification Number: 39-1434669
Plan Number: 004
Schedule H - Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2015

			(c)
			Description of Investment
		(b)	Including Maturity Date,		(e)
		Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)		Lessor or Similar Party	Par or Maturity Value	Cost	Value

		Cash and cash equivalents	Cash	N/A	$6,100
		Amer. Funds EuroPacific Growth Fund, R-4	Mutual Fund	N/A	4,698,858
		Fidelity Small Cap Discovery	Mutual Fund	N/A	2,069,114
		Vanguard Total Bond Index Adm	Mutual Fund	N/A	406,028
		JP Morgan Mid Cap Value	Mutual Fund	N/A	2,065,263
		Vanguard Institutional Index Fund	Mutual Fund	N/A	12,026,723
*		TRP Balanced Fund	Mutual Fund	N/A	8,094,839
*		TRP Blue Chip Growth Fund	Mutual Fund	N/A	25,259,470
*		TRP Equity Income Fund	Mutual Fund	N/A	8,864,530
*		TRP Extended Equity Market Index	Mutual Fund	N/A	2,881,324
*		TRP Growth Stock Fund	Mutual Fund	N/A	13,772,713
*		TRP New Horizons Fund	Mutual Fund	N/A	11,196,166
*		TRP Retirement Income Fund	Mutual Fund	N/A	717,267
*		TRP Retirement 2005 Fund	Mutual Fund	N/A	442,939
*		TRP Retirement 2010 Fund	Mutual Fund	N/A	1,575,808
*		TRP Retirement 2015 Fund	Mutual Fund	N/A	5,222,720
*		TRP Retirement 2020 Fund	Mutual Fund	N/A	13,472,813
*		TRP Retirement 2025 Fund	Mutual Fund	N/A	18,669,736
*		TRP Retirement 2030 Fund	Mutual Fund	N/A	19,621,525
*		TRP Retirement 2035 Fund	Mutual Fund	N/A	23,506,087
*		TRP Retirement 2040 Fund	Mutual Fund	N/A	16,536,735
*		TRP Retirement 2045 Fund	Mutual Fund	N/A	13,558,840
*		TRP Retirement 2050 Fund	Mutual Fund	N/A	4,979,972
*		TRP Retirement 2055 Fund	Mutual Fund	N/A	1,670,736
*		TRP Science & Technology Fund	Mutual Fund	N/A	4,435,274
*		TRP Spectrum Income Fund	Mutual Fund	N/A	4,558,389
		Met West Tr Bond	Mutual Fund	N/A	4,133,758
*		TRP Stable Value Fund	Common Trust	N/A	13,876,776
*		DENTSPLY International Inc. Common Stock	Common Stock	N/A	18,415,186
*		Participant Notes Receivable	4.00% - 9.25%	—	6,810,749

		Total Investments			$263,546,438

*	-	Party-in-interest as defined by ERISA
N/A	-	Cost omitted for participant directed investments